Exhibit 10.24

October 15, 2013

Michael Narachi

9775 La Jolla Farms Road

La Jolla, CA 92037

Re:	Position on the Board of Directors of Celladon Corporation

Dear Michael:

It is my sincere pleasure, on behalf of Celladon Corporation (“Celladon”), to offer you a position on the Board of Directors (the “Board”) of Celladon, effective upon your formal acceptance of this offer by signing below. It is anticipated that you will serve as Chairman of the Board, Chairman of the Compensation Committee of the Board and a member of the Nominating & Corporate Governance Committee of the Board.

As compensation for your service on the Board, you will be granted a stock option under Celladon’s 2012 Equity Incentive Plan (the “2012 Plan”) to purchase 259,257 shares of Celladon’s common stock, representing approximately 0.15% of Celladon’s fully diluted common stock outstanding as of the date of grant, which will be the date of your acceptance of this offer. The option would vest in equal annual installments over a three-year term commencing on the date of grant, subject to your continued service to the Celladon, and will accelerate in full upon a Change in Control, as defined in the 2012 Plan. The option would have a term of up to 10 years from the date of grant, subject to earlier termination in the event of your termination of service with Celladon. Upon such termination, you would generally have 12 months to exercise the vested portion of your option.

In addition, on and after the date of the initial public offering of Celladon’s common stock (the “IPO”), you would be entitled to receive the annual equity grants and cash fees provided to Celladon’s non-employee directors pursuant to Celladon’s non-employee director compensation policy attached hereto as Exhibit A, as may be amended from time to time. Please note that should the IPO occur, the initial stock option described in the paragraph above will serve as your initial grant under Celladon’s non-employee director compensation policy, except that if the stock option described above, after adjustment for any reverse stock split following the grant date, covers less shares than the initial grant for the Chairman of the Board under Celladon’s non-employee director compensation policy (30,000 shares), you will receive an initial grant under Celladon’s non-employee director compensation policy at the time of the IPO in an amount necessary so that immediately after such second grant, you hold options to purchase an aggregate of 30,000 shares of Celladon’s common stock.

Celladon will also reimburse you for reasonable out-of-pocket travel expenses incurred in connection with your attendance at Board meetings.

If the terms of this letter are acceptable to you and you agree to serve on Celladon’s Board, please sign and date this letter below and return it to us via PDF or facsimile, retaining a copy for your records.

Very truly yours,

/s/ Krisztina Zsebo, Ph.D.
Krisztina Zsebo, Ph.D.
President, Chief Executive Officer and Director Celladon Corporation

Accepted and agreed:

/s/ Michael Narachi
Michael Narachi

Date: 10-16-2013